SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three and Nine Months Ended September 30, 2017

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

Dated: October 29, 2017

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Ram Ramkumar, Michael Cannata and Michael Dillon. Mr. Ramkumar, and Mr. Cannata are independent directors.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Key Highlights for Q3 2017

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The Company’s Bookings Backlog (programs that have been sold, but whose revenues have not yet been recognized) stood at $5.5MM at September 30, 2017. Bookings Backlog at September 30, 2016 was $4.5MM

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Revenue for Q3 2017 of $3.7MM and for the nine months ended September 30, 2017 of $9.0MM compared to revenue for Q3 2016 of $3.3MM and for the nine months ended September 30, 2016 of $8.2MM.

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The Company improved its EBITDA position substantially. EBITDA turned positive in Q3 and improved by 101% compared to Q3 2016, an EBITDA improvement of $1,191,708. Q3 2017 EBITDA was positive at $14.4k vs 2016 Q3 2016 EBITDA loss of $1.2MM

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Gross margins improved 8% from 61% in Q3 2016 to 69% in Q3 2017.

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The Company continued with its integration and cost reduction exercises that began in earnest after the earn out period of its last acquisition ended in Q1 of 2016. The cost reduction exercise has resulted in over $2MM of cost savings accruing to the Company. The Company expects continued improvements in its cost basis in future quarters as well, both on FTE and non-FTE related costs.

Description of Business and Overall Performance

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010. Snipp is a global loyalty and promotions company focused on developing marketing engagement platforms that generate insights and drive sales.  The Company’s solutions include shopper marketing promotions, loyalty, rewards, rebates and receipt processing, and it also provides clients the services and expertise to design, execute and promote their marketing programs.

The Company has an active presence to Canada, Ireland, Switzerland and India with a sales office in each of these markets to service both its international clientele and develop local clients.

Currently the Company offers clients five main solution suites:

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Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

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Loyalty Programs: Snipp has two loyalty offerings:

o

Its white-label SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. This solution is focused on the emerging space of CPG and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to differentiate itself from competitors.

o

The Catalyst Enterprise Loyalty solution is a robust, enterprise strength solution targeted at retail and other traditional loyalty markets, and had been purchased from SwissPost in 2015. The Catalyst solution has several unique features and is extremely flexible, perfect for cross-border solutions requiring multiple currencies, policies, legal requirements and more.

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Promotions: SnippWin, the Company’s promotions and sweepstakes platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear ROI for the program as well as basket level purchase data from their consumers.

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Reward Solutions: With the purchase of Hip Digital Media in 2015, the Company acquired a robust digital rewards platform that is used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company continues to flesh out its portfolio of rewards and adding new reward categories.

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Rebate Solutions: The Company’s “Smarter Rebates” solutions platform, launched at the beginning of 2017, allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of marketing solutions, and by further expanding its presence within existing clients as well as continuing to acquire new ones. The Company believes it has uniquely differentiated solutions for clients looking to do loyalty programs, purchase-based promotions, rebates, digital rewards and receipt processing and is focused on selling the full range of its solutions to clients. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin (“Margin”) and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations. Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin / Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Q3 2017 vs Q3 2016:

The Company has focused on operating cost reductions through integration and streamlining of operations since the end of Q1-2016. The cost reductions are the result of a strategic redesign of the business following the two acquisitions that the Company carried out in 2015. There have been cost reductions in multiple categories when comparing Q3-2017 with Q3-2016. The most noteworthy quarterly reduction has been in salaries and compensation, where there has been a decrease of $424,885 or 16% (Q3-2017: $2,241,702 | Q3-2016: $2,666,587). These cost reductions along with revenue growth has resulted in a quarterly EBITDA improvement of $1,191,708 or 101% (Q3-2017: EBITDA positive $14,403 | Q3-2016: EBITDA loss -$1,177,305).

	Q3 – 2017	Q3 - 2016

Revenue	$3,701,586	$3,306,230

Operating Expenses
Salaries and compensation	2,241,702	2,666,587
General and administrative	261,645	351,625
Campaign infrastructure	1,146,200	1,297,406
Professional fees	6,208	47,133
Marketing and investor relations	15,025	47,808
Travel	16,403	72,976
Amortization of intangibles	441,462	368,347
Depreciation of equipment	11,367	12,606
Stock-based compensation	150,858	303,303
Total Operating Expenses

Operating Loss	(589,284)	(1,861,561)

Other Non-Operating Items
Interest income (expense)	(15,704)	1,457
Foreign exchange gain (loss)	(32,239)	14,602
Change in fair value of acquisition consideration payable in equity	-	30,997
Net Loss	(637,227)	(1,814,505)

Cumulative translation adjustment	(47,867)	(26,092)
Comprehensive Loss	(685,094)	(1,840,597)

EBITDA	$14,403	$(1,177,305)

At the end of Q3 2017 Bookings Backlog stood at $5.5MM (Q3 2016 - $4.5MM). Bookings Backlog represents a number of different signed contracts and with multiple types of revenue representing the Snipp product portfolio. Every contract signed each quarter will add to this growing Bookings Backlog of revenue. Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters in the current fiscal year and the next fiscal year. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters in the current fiscal year and next fiscal year are steadily being booked today. This revenue gives the company better revenue visibility each quarter and represents a high margin business. Snipp’s gross margins grew from 61% in Q3 2016 to 69% in Q3 2017. The Company’s goal is to maintain margins in the 70%+ range as its new offerings gain traction.

Results for the Three Months Ended September 30, 2017 and 2016:

Snipp had revenues of $3,701,586 during the third quarter ended September 30, 2017 (Q3 2017) compared to $3,306,230 during the third quarter ended September 30, 2016 (Q3 2016), an improvement of 12%. Gross Margins grew from 61% in Q3 2016 to 69% in Q3 2017. During the three months ended September 30, 2017 the Company incurred operating costs of $4,290,870 which included non-cash operating costs totaling $603,687 comprised of stock-based compensation, depreciation and amortization. During the three months ended September 30, 2016, the Company incurred operating costs of $5,167,791 which included non-cash operating costs totaling $684,256 comprised of stock-based compensation, depreciation and amortization, an improvement of 17%.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the three months ended September 30, 2017 amounted to $589,284 compared to $1,861,561 for the three months ended September 30, 2016, an improvement of 68%.

The net loss for the three months ended September 30, 2017 amounted to $637,227 or $0.00 per share compared to net loss of $1,814,505 or $0.01 per share for the three months ended September 30, 2016, an improvement of 65%. The significant decrease in net loss in Q3 2017 compared to Q3 2016 is due to both an increase in revenues and a decrease in our operating costs. In Q3 2017 revenues increased by 12% while operating costs decreased by 17%.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the third quarter of fiscal 2017 the Company incurred $2,241,702 in salaries and compensation expense compared to $2,666,587 incurred during the third quarter of fiscal 2016, a reduction of 16%. The decrease in salaries and compensation expense is attributable to the streamlining and strategic integration of the Company which has been focused on creating internal process efficiencies by fully integrating its two acquisitions that were completed in 2015. This streamlining and integration plan was designed to reduce costs by over 2 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of up to 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing produce sales mix.

General and administrative costs were $261,645 in the third quarter of fiscal 2017 compared to $351,625 incurred during the third quarter of fiscal 2016, a reduction of 26%. The Company remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible.

Campaign infrastructure costs were $1,146,200 during the third quarter of fiscal 2017 compared to $1,297,406 incurred during the third quarter of fiscal 2016, a reduction of 12%. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns.

Professional fees and travel costs were $6,208 and $16,403, respectively, during the three months ended September 30, 2017 compared to $47,133 and $72,976, respectively, incurred during the three months ended September 30, 2016, a reduction of 87% and 78%, respectively. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations or in evaluating potential business opportunities.

Marketing and investor relations expenses of $15,025 were incurred during the three months ended September 30, 2017 compared to $47,808 incurred during the three months ended September 30, 2016, a reduction of 69%. The Company recognized amortization expense of $441,462 and depreciation expense of $11,367 during the third quarter of fiscal 2017 corresponding to the amortization of intangible assets and depreciation of equipment. During the third quarter of fiscal 2016 the Company recognized amortization expense of $368,347 and depreciation expense of $12,606.

The Company granted stock options to directors, officers, consultants and employees during the period ended September 30, 2017 and also during prior periods. Stock-based compensation expense of $150,858 was incurred during the three months ended September 30, 2017 compared to $303,303 incurred during the three months ended September 30, 2016, a reduction of 50%. Stock-based compensation expense represents the non-cash vested portion of stock option grants as options were granted in current and prior quarters and have vesting spread over current and future quarters. In the three months ended September 30, 2016, stock-based compensation expense also included the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement.

Other non-operating items during the third quarter of fiscal 2017 include interest expense of $15,704 and foreign exchange loss of $32,239. This compares to other non-operating items during the third quarter of fiscal 2016 that included interest income of $1,457, foreign exchange gain of $14,602 and a gain of $30,997 from the change in fair value of acquisition consideration payable in equity.

Interest expense is incurred from a working capital line of credit that was put in place in Q4 2016 and interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in multiple foreign currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. The gain/loss from change in fair value of acquisition consideration payable in equity was non-cash and was recognized due to the Company’s fluctuating share price at each quarter end in fiscal 2016 and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital.

Results for the Nine Months Ended September 30, 2017 and 2016:

Snipp had revenues of $9,035,693 during the nine months ended September 30, 2017 compared to $8,237,953 during the nine months ended September 30, 2016, an improvement of 10%. Gross Margins grew from 68% in the first nine months of 2016 to 72% in the first nine months of 2017. During the nine months ended September 30, 2017 the Company incurred operating costs of $12,467,763 which included non-cash operating costs totaling $1,729,254 comprised of stock-based compensation, depreciation and amortization. During the nine months ended September 30, 2016, the Company incurred operating costs of $16,335,031 which included non-cash operating costs totaling $2,923,530 comprised of stock-based compensation, depreciation and amortization, an improvement of 24%.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the nine months ended September 30, 2017 amounted to $3,432,070 compared to $8,097,078 for the nine months ended September 30, 2016, an improvement of 58%.

The net loss for the nine months ended September 30, 2017 amounted to $3,559,573 or $0.02 per share compared to net loss of $7,550,890 or $0.06 per share for the nine months ended September 30, 2016, an improvement of 53%. The significant decrease in net loss in the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, is due to both an increase in revenues and a decrease in our operating costs. Revenues increased by 10% while operating costs decreased by 24%.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first nine months of fiscal 2017 the Company incurred $6,893,986 in salaries and compensation expense compared to $8,969,935 incurred during the first nine months of fiscal 2016, a reduction of 23%. The decrease in salaries and compensation expense is attributable to the streamlining and strategic integration of the Company which has been focused on creating internal process efficiencies by fully integrating its two acquisitions that were completed in 2015. This streamlining and integration plan was designed to reduce costs by over 2 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of up to 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing produce sales mix.

General and administrative costs were $859,491 in the first nine months of fiscal 2017 compared to $1,054,691 incurred during the first nine months of fiscal 2016, a reduction of 19%. The Company remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible.

Campaign infrastructure costs were $2,515,682 during the first nine months of fiscal 2017 compared to $2,637,492 incurred during the first nine months of fiscal 2016, a reduction of 5%. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns.

Professional fees and travel costs were $186,692 and $55,140, respectively, during the nine months ended September 30, 2017 compared to $268,255 and $283,204, respectively, incurred during the nine months ended September 30, 2016, a reduction of 30% and 81%, respectively. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations. The Company incurred bad debt expense of $147,842 during the first nine months of fiscal 2017 compared to $nil during the first nine months of fiscal 2016. Bad debt expense represents uncollectible accounts receivable that has been written off.

Marketing and investor relations expenses of $79,676 were incurred during the nine months ended September 30, 2017 compared to $197,924 incurred during the nine months ended September 30, 2016, a reduction of 60%. The Company recognized amortization expense of $1,259,911 and depreciation expense of $35,956 during the first nine months of fiscal 2017 corresponding to the amortization of intangible assets and depreciation of equipment. During the first nine months of fiscal 2016 the Company recognized amortization expense of $1,538,167 and depreciation expense of $36,051. During the first nine months of fiscal 2016 there was additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets.

The Company granted stock options to directors, officers, employees and consultants during the nine months ended September 30, 2017 and also during prior periods. Stock-based compensation expense of $433,387 was incurred during the nine months ended September 30, 2017 compared to $1,349,312 incurred during the nine months ended September 30, 2016, a reduction of 68%. Stock-based compensation expense represents the non-cash vested portion of stock option grants as options were granted in current and prior periods and have vesting spread over current and future periods. In the nine months ended September 30, 2016, stock-based compensation expense also included the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement.

Other non-operating items during the first nine months of fiscal 2017 include interest expense of $72,354 and foreign exchange loss of $55,149. This compares to other non-operating items during the first nine months of fiscal 2016 that included interest income of $5,926, foreign exchange loss of $28,952, gain of $31,834 from the change in the fair value of derivative liability and gain of $537,380 from the change in the fair value of acquisition consideration payable in equity.

Interest expense is incurred from a working capital line of credit that was put in place in Q4 2016 and interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in multiple foreign currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. The gain/loss related to derivative liability was non-cash and was recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants were considered a derivative as a variable amount of cash in the Company’s functional currency would be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants were classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option-pricing model. This derivative liability was not related to any debt instrument of any kind and did not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity was non-cash and was recognized due to the Company’s fluctuating share price at each quarter end in fiscal 2016 and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital.

Selected Annual Financial Information

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Total revenues	11,223,727	11,890,231	3,562,045
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(8,572,722)	(3,612,667)	(2,564,866)
(ii) per share	(0.07)	(0.04)	(0.04)
Net income (loss):
(i) total for the year	(8,572,722)	(3,612,667)	(2,564,866)
(ii) per share	(0.07)	(0.04)	(0.04)
Total assets	15,838,154	17,232,810	2,506,384
Total other financial liabilities (non-cash)	Nil	992,017	1,613,526
Cash dividends declared per-share	Nil	Nil	Nil

For the 2016 fiscal year, revenue remained relatively consistent to the level in fiscal 2015 however the margin improved from 55% in fiscal 2015 to 66% in fiscal 2016. The net loss of $8,572,722 is mainly attributed to increased salaries and compensation, campaign infrastructure expenses and amortization expense. The Company incurred total operating costs of $20,338,314 in fiscal 2016. Salaries and compensation of $11,448,476, campaign infrastructure of $3,808,736 and amortization of $1,472,943 represented the three largest components of the total operating costs in fiscal 2016.

For the 2015 fiscal year, revenue increased substantially by 234% compared to fiscal 2014. The net loss of $3,118,001 is mainly attributed to increased salaries and compensation and campaign infrastructure expenses. The Company incurred total operating costs of $17,675,984 in fiscal 2015. Salaries and compensation of $7,450,658 and campaign infrastructure of $5,367,648 represented the two largest components of the total operating costs in fiscal 2015. The total other financial liabilities represent a non-cash derivative liability and non-cash acquisition consideration payable in equity.

For the 2014 fiscal year, revenue increased substantially by 309% compared to fiscal 2013. The net loss of $2,564,866 is mainly attributed to the increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability. The Company incurred total operating costs of $4,850,879 in fiscal 2014. Salaries and compensation of $1,573,933 and Campaign infrastructure of $2,431,221 represented the two largest components of the total operating costs in fiscal 2014. The total long-term financial liabilities represent a non-cash derivative liability.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Based on the company’s triple-digit annualized growth since the public offering and the successful integrations of its acquisitions, management believes the business is in a strong position today. Last year (2016) management was focused on executing key initiatives that would allow it to generate further growth in 2017 and beyond. Achieving a positive EBITDA in Q3 2017 demonstrates the effectiveness of the company’s strategy and management’s successful execution of the strategy. Key initiatives included:

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Launching new versions and iterations of key products (LoyaltyBase, Smarter Rebates, Data Rewards) and several iterative improvements to the Promotions platform that improve configurability and reduce implementation costs.

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Shifting the product sales mix towards longer-term recurring revenue contracts.

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Setting up and streamlining internal processes to allow the Company to scale more efficiently in the future at lower cost.

The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company. In addition to the $80 billion promotions marketing industry1, Management will look to expand its presence in the relatively new and rapidly evolving CPG/multi-channel loyalty space. Loyalty is a $48 billion industry in the U.S. alone and loyalty management is expected to grow from $1.5 billion in 2015 to $4.8 billion by 20202. The purchase level data that the Company collects through its loyalty, rebate and receipt solutions will also allow it to help brands better plan and optimize all of their advertising spend (and not just for promotions and loyalty).

Management believes that the Company is well poised in the market for a variety of reasons:

1.

Continued strength of the existing SnippCheck platform

2.

The launch of new product versions for Loyalty, Rewards, Rebates

3.

Multiplier effect of the current organic business model

4.

Effect of Continuing to Build and Strengthen Our Sales Force

5.

Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

6.

Higher acceptance and adoption of the Company’s solutions by marketing professionals

7.

Opportunities to merge with and/or acquire complimentary companies

1. Continued Strength of the Existing SnippCheck Platform

The Company is seeing continued traction with SnippCheck, its mobile receipt processing solution. SnippCheck is one of the pioneers in the space of receipt processing and purchase validation. Whilst there are several new companies that are also offering receipt-based purchase validation, SnippCheck remains the market leader in terms of the number of programs and the size of programs that utilize the SnippCheck platform. It is the only solution for brands looking to do programs at scale, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners as well as the three largest CPG receipt-based loyalty programs. SnippCheck is unique in that if offers clients 100% accuracy at scale in the processing of its receipts, and with the most friendly user-experience available.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. A majority of promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome, expensive, and with their own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company continually builds on these components with the eventual vision of creating a closed-loop, single-platform solution for marketers across the path to purchase. Further, the Company’s 100% accuracy and straightforward user experience are continuing to differentiate it in the industry as more CPG and other multichannel clients recognize the value of such a solution.

Furthermore, SnippCheck remains the linchpin of the Company’s expansion strategy into new sectors such as Loyalty and Rebates. Multichannel brand categories (like CPG, apparel, electronics, beauty) all face the same constant problem in their marketing activities: how to validate and incentivize consumer purchases and create direct transaction-based connections with them. As receipt processing itself becomes more of an accepted solution to consumers, the value of the SnippCheck platform and its extensibility to other segments continues to increase.

Management believes opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances opportunities exist to consolidate companies in different parts of the promotion marketing eco-system.

2. New Product versions for Loyalty, Rewards, Rebates

Management defined and launched new solution lines based on the existing platform and suite of technologies within the Company over the course of the last year, and has been working on new versions of each of the major products. Snipp Loyalty Base was launched in Q4 2016 and the SmarterRebates product was launched in early 2017. Each of these are unique solutions meeting clear unmet needs and targeted at large multi-billion dollar industries. Management believes that each of these new solutions lines will create further revenue opportunities for the Company in the future.

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1 Raymond James, Snipp research, AIMIA, Incentive Marketing Organization, eMarketer

2 Colloquy, Markets and Markets

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with the enterprise loyalty platform and extending the solution, brands have a comprehensive, holistic loyalty solution that enables them to reward customers for both purchase and non-purchase interactions. Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. The Company has already seen considerable sales success in this space, with several large well known consumer brands launching consumer loyalty solutions on the SnippLoyalty platform over the past six months.

B.

SnippRewards and Data Rewards: With the acquisition of Hip Digital Media, which closed in June 2015, the Company’s reward platform has been strengthened and enhanced. Hip Digital Media had a full-fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company is using the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings and has tightly integrated the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution. Further it has exposed its APIs for Rewards allowing its Reward Store to be integrated into any third-party platform easily. The Company has already expanded its Rewards offerings to include PayPal and other money back mechanisms. The Company is also working on launching its unique Data Rewards offering; it already has secured a relationship with one of the largest wireless telecoms provider in the United States and is working on acquiring its second shortly. With Data Rewards, consumers can be incentivized by receiving additional free wireless data for participating in programs.

C.

SnippRebates: The Company successfully launched in Q1 2017 its new Snipp Rebate Center and SnippRebates solutions to target the growing $8bn rebate industry. The Rebate Center and SnippRebates are designed to reduce costs for manufacturers while providing consumers with a better experience. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the Company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, we can work with each client to better optimize their promotion spend across those channels.

3. Multiplier Effect of the Company’s Current Organic Business Model

The Company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business. The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create opportunities for the Company’s continued revenue growth.

a.

Multi-Brand Nature of Its Clients: The Company has been fortunate in that it has worked with several of the largest consumer brands and brand families in the world. Snipp continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies, many of whom belong to the “Big Four” agency holding groups. The Company has untapped opportunity in “going deeper” into each of its existing clients, not just by doing more programs but also expanding laterally within the client brand portfolios.

For confidentiality reasons, specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the Company permission to mention its name and/or if the campaign is covered by industry journals that track the space. The Company talks more about the types of clients and the work done at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Core to Snipp’s growth strategy is in going deeper with each of these multi-brand companies and agencies and capturing additional share of their overall shopper marketing budgets.

b.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget." Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

4. Effect of Continuing to Build and Strengthen Our Sales Force

The Company has now established itself as a well known player in the promotions and loyalty marketing space. Management believes that opportunity exists to generate business by continuing to improve productivity, strengthen the existing team through more focused training and to add to its direct sales, particularly now that it has five well-defined product lines and hundreds of campaigns under its belt. The Company has implemented a salesperson training and identification strategy wherein junior staff are hired as Business Development Representatives (BDRs), responsible for generating leads. As they mature and prove themselves they graduate to becoming junior salespeople and eventually full salespeople. This strategy is bearing fruit; a large portion of our top salespeople are former BDRs.

5. Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

Management has been able to sign long term agreements and MSAs with several key clients who are looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs or for longer term evergreen programs. Management continues to be approached by existed clients and is engaged in multiple such new conversations aided by the launch of its Loyalty base and Snipp Rebates products.  Opportunity also exists to sign deals with international companies who have previously utilized the Company’s products in North America. The Company is exploring multiple such sales opportunities.

6. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the Company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the Company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

7. Opportunities to merge with and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in 2015. Both acquisitions strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the Company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

Selected Quarterly Financial Information

		3rd Quarter Ended September 30, 2017	2nd Quarter Ended June 30, 2017	1st Quarter Ended March 31, 2017
(a)Revenue		$3,701,586	$2,849,799	$2,484,308
(b)Net income(loss) for period		($637,227)	($1,294,082)	($1,628,264)
(c)Net income (loss) per share		($0.00)	($0.01)	($0.01)
	4th Quarter Ended December 31, 2016	3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016
(a)Revenue	$2,985,774	$3,306,230	$2,824,293	$2,107,430
(b)Net income(loss) for period	($1,021,833)	($1,814,505)	($2,897,595)	($2,838,790)
(c)Net income (loss) per share	($0.01)	($0.01)	($0.03)	($0.03)
	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
(a)Revenue	$1,843,570	$3,631,573	$2,709,288	$3,705,800
(b)Net income(loss) for period	($5,202,283)	$63,294	$1,324,508	$201,816
(c)Net income (loss) per share	($0.05)	$0.00	$0.01	$0.00
	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
(a)Revenue	$2,003,411	$796,194	$413,358	$349,082
(b)Net income(loss) for period	($2,245,897)	($129,169)	($398,494)	$208,694
(c)Net income (loss) per share	($0.03)	($0.00)	($0.01)	$0.00

The decrease in the net loss in the third quarter, second quarter and first quarter of fiscal 2017 compared to the third quarter, second quarter and first quarter of fiscal 2016 is due to both an increase in revenues and a decrease in our operating costs. The net losses in the quarters of fiscal 2016 and the fourth quarter of fiscal 2015 are mainly due to salaries and compensation. Also, in the fourth quarter of fiscal 2015, there was a large non-cash loss from the change in the fair value of derivative liability. The net income for the first three quarters of fiscal 2015 is mainly attributed to the non-cash gains from the change in the fair value of acquisition consideration payable in equity.

Financial Position

The net loss for the nine months ended September 30, 2017 of $3,559,573 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $2,716,665. During the nine months ended September 30, 2017, the Company used cash in additions to intangible assets of $1,048,438 and additions to equipment of $4,335. This resulted in net cash used in investing activities of $1,052,773. During the nine months ended September 30, 2017, the Company received gross proceeds from a non-brokered private placement financing in the amount of $3,375,076 (C$4,500,000) with share issuance costs of $19,927. The Company also paid down its working capital line of credit by $1,172,163 resulting in net cash provided by financing activities of $2,182,986. As a result, the Company’s financial position weakened from the opening level of $2,375,619 at the beginning of the period to the period-end level of $813,185.

The net loss for the nine months ended September 30, 2016 of $7,550,890 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $6,121,143. During the nine months ended September 30, 2016, the Company used cash in addition to equipment and intangible assets. This resulted in net cash used in investing activities of $1,338,992. During the nine months ended September 30, 2016, the Company received gross proceeds from a non-brokered private placement financing in the amount of $5,275,554 (C$6,697,000), received proceeds from warrants exercised of $18,231 and received proceeds from options exercised of $14,600 resulting in net cash provided by financing activities of $5,235,525. As a result, the Company’s financial position weakened from the opening level of $4,696,617 at the beginning of the period to the period-end level of $2,256,203.

Liquidity and Capital Resources

At September 30, 2017, the Company had cash and cash equivalents of $813,185 and working capital of $685,796 compared to cash of $2,375,619 and working capital of $189,721 at December 31, 2016. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. During the nine months ended September 30, 2017, the Company closed a C$4,500,000 non-brokered private placement.

Off Balance Sheet Arrangements

None.

Related Party Transactions

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended September 30, 2017 and 2016 are salaries and compensation of $295,310 and $416,702, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the nine months ended September 30, 2017 and 2016 are salaries and compensation of $963,191 and $1,459,226, respectively, charged by officers and key management personnel of the Company. At September 30, 2017, $48,357 was due to officers and directors (December 31, 2016 - $76,610).  The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS  15"). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service revenue and contract modifications) and improve guidance for multiple-element arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to related parties, deferred revenue, working capital line of credit and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash is valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

	September 30, 2017		December 31, 2016
	Carrying	Carrying	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 813,185	$ 813,185	$ 2,375,619	$ 2,375,619
Loans and receivables	3,733,211	3,733,211	4,242,388	4,242,388
Other financial liabilities	(4,537,175)	(4,537,175)	(6,714,878)	(6,714,878)
	$ 9,221	$ 9,221	$ (96,871)	$ (96,871)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At September 30, 2017, the Company had $696,482 (December 31, 2016 - $1,981,343) in amounts due from customers greater than 90 days and during the period ended September 30, 2017 recognized bad debt expense of $147,842 (2016 - nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. During the year ended December 31, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at December 31, 2016, the Company had drawn on $2,000,000 of the credit facility. During the period ended September 30, 2017, the Company paid down $1,172,163 of the credit facility bringing the credit facility balance to $827,837. The credit facility has a maturity date of November 22, 2017 and is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. The credit facility bears interest at a range of prime plus 1.25% to 2.5%. During the three month period ended September 30, 2017 the Company incurred $15,704 in interest expense (2016 - nil). During the nine month period ended September 30, 2017 the Company incurred $72,354 in interest expense (2016 - nil). The Company is required to comply with certain financial covenants on a monthly basis.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil (2016 - nil).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at September 30, 2017, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk medium. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $3,000 (2016 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	September 30, 2017	December 31, 2016

Cash and cash equivalents	C$ 300,894	C$ 295,048
Accounts receivable	428,213	341,216
Deposits, prepaid expenses and other assets	255,441	72,339
Accounts payable and accrued liabilities	(694,342)	(671,732)

Total	C$ 290,206	C$ 36,871

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  A large portion of expenditures were focused on research and development to create the existing product line.  Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013; $3,562,045 in 2014, $11,890,231 in 2015 and $11,223,727 in 2016.  As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Complexities Stemming from Global Operations

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally. The plan will place demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp has leased office space from a company that is affiliated with an officer/director of the company. The Board has reviewed this transaction and the terms are below market rates. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all of their working hours to the Company.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, patents, trademarks, trade secrets and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp, as well as those companies with which it intends to transact business, have business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, the United Kingdom, Ireland, Switzerland and the Middle East, and expects to do business in the future in South America and Asia too.  As a result, it may face additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, and has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made large investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

-

Continued demand for mobile marketing solutions;

-

The successful execution of existing and planned projects;

-

General economic and market factors to remain at current levels or become more favourable over time;

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The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.